UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

KKR FS Income Trust Select

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48256J 108

(CUSIP Number)

Michael C. Forman

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

March 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 171,743.5172(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 171,743.5172(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,743.5172(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON PN

(1)

Includes 171,743.5172 Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”) held by FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), a wholly-owned special purpose financing subsidiary of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of the Seed Vehicle, FSH may be deemed to have shared voting and dispositive power of the Shares held by the Seed Vehicle.

1	NAMES OF REPORTING PERSONS FSH Seed Capital Vehicle I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 171,743.5172
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 171,743.5172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,743.5172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 171,743.5172(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 171,743.5172(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,743.5172(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON IN

(2)

Includes 171,743.5172 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 171,743.5172(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 171,743.5172(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,743.5172(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON IN

(3)

Includes 171,743.5172 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2024 (the “Original Statement”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 28, 2024 (“Amendment No. 1”, and together with the Original Statement, the “Prior Statements”), relating to the Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”), a Delaware statutory trust that has elected be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Prior Statements is hereby amended and restated in its entirety as follows:

“On May 16, 2023, the Seed Vehicle contributed $1,000 to the Fund as a seed investment to purchase 40 Shares at $25.00 per Share (the “Initial Seed Investment”). The Initial Seed Investment was a private placement transaction under the exemption provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

On February 9, 2024, the Seed Vehicle made a capital commitment to invest an aggregate of $10,000,000 in Shares pursuant to private placement transactions under the exemption provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder (the “Seed Commitment”).

On February 27, 2024, in connection with the Seed Commitment, the Seed Vehicle paid approximately $1.43 million to purchase 57,142.8572 Shares at $25.00 per Share (the “February 2024 Investment”).

On March 13, 2024, in connection with the Seed Commitment, the Seed Vehicle paid approximately $2.86 million to purchase 114,560.66 Shares at $24.94 per Share (the “March 2024 Investment” and, together with the Initial Seed Investment and the February 2024 Investment, the “Investments”).

Under the terms of the Fund’s declaration of trust (as amended and restated from time to time), all Shares have equal rights as to voting. Except as may be provided by the Fund’s Board of Trustees (the “Board”) in setting the terms of classified or reclassified shares, the Shares have no preemptive, exchange, conversion, appraisal or redemption rights. In the event of the Fund’s liquidation, dissolution or winding up, each Share would be entitled to share pro rata in all of the Fund’s assets that are legally available for distribution after it pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each Share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Shares will possess exclusive voting power. There is no cumulative voting in the election of the Fund’s trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect trustees, each trustee of the Fund will be elected by a plurality of the votes cast with respect to such trustee’s election.

The Investments were paid from working capital of FSH.”

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Prior Statements is hereby amended and restated in its entirety as follows:

“(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 601,002.3096 Shares outstanding as of March 14, 2024, which constitute all of the issued and outstanding Shares as of March 14, 2024.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (incorporated by reference to exhibit 99.1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2024).

3.1	Subscription Agreement, dated as of May 16, 2023, between the Fund and the Seed Vehicle (incorporated by reference to exhibit 3.1 to Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 28, 2024).

3.2	Subscription Agreement, dated as of February 9, 2024, between the Fund and the Seed Vehicle (incorporated by reference to exhibit 3.2 to Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 28, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2024

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSH SEED CAPITAL VEHICLE I LLC By: Franklin Square Holdings, L.P., as Sole Member

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman